FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

03037070

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

82-34640

16 October 2003

SUPPL

RECEIVED OCT 31 2003 181

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 10th October 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Directors' Shareholding - 15th October 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Enc.

11/4

LSE / SecExch: SecExch 161003

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director Shareholding
Released	16:44 15 Oct 2003
Number	PRNUK-1510

FRIENDS PROVIDENT PLC

FRIENDS PROVIDENT SHARE INCENTIVE PLAN (SIP)

Notification of monthly investment in Friends Provident Share Incentive Plan

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution and P W Moore, who joined the Board in September, has elected to make a lump sum contribution of £1125.

On 14th October 2003, the Trustees of the SIP (the `Trustees') acquired a total of 51,070 ordinary shares of 10p each in the Company (the `Shares') at a price of £1.395 per share for the September contribution.

Messers G K Aslet, A R G Gunn, P W Moore, K Satchell and B W Sweetland as executive directors of the Company have a non-beneficial interest in the shares held in the trust under the SIP.

The Company has also received notification from the following executive directors that, of the above shares acquired by the Trustees, 1162 shares were acquired on their behalf as Partnership Shares under the SIP as follows:

Director	Number of shares purchased
G K Aslet	89
A R G Gunn	89
P W Moore	806
K Satchell	89
B W Sweetland	89

END